Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption "Interests of Experts" in the Annual Information Form of Galiano Gold Inc. (the "Company") for the year ended December 31, 2024, which is included in this Annual Report on Form 40-F.  We also consent to the use in this Annual Report on Form 40-F of our report dated March 17, 2025, with respect to the consolidated statements of financial position of Company as of December 31, 2024 and 2023, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2024, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 17, 2025